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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934


FOR MAY 9, 2002


                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)




REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F



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                                   SIGNATURES



          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         DRAXIS HEALTH INC.


                                         By: /s/ DOUGLAS M. PARKER
                                             ----------------------------
                                                 General Counsel &
                                                 Secretary


DATED: MAY 9, 2002



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                                  [DRAXIS LOGO]

FOR IMMEDIATE RELEASE
MAY 9, 2002

                        DRAXIS UPDATES STATUS OF SALE OF
                      CANADIAN SALES AND MARKETING DIVISION

MISSISSAUGA, ONTARIO, MAY 9, 2002 - DRAXIS Health Inc. (TSX: DAX; NASDAQ: DRAX) is in continuing negotiations with respect to the final terms and definitive documentation for the previously announced proposed sale of its Canadian pharmaceutical sales and marketing division (Draxis Pharmaceutica) to Elan Corporation, plc (NYSE: ELN). DRAXIS expects to close the transaction, assuming all remaining issues are satisfactorily resolved with Elan and other licensors.

In January 2002, DRAXIS announced it had entered into a binding letter of intent with Elan wherein Elan agreed to acquire substantially all of the operations, product rights and other assets and obligations of the Draxis Pharmaceutica division.

Should the proposed transaction not be completed, DRAXIS will continue to manage the Draxis Pharmaceutica division to enhance shareholder value consistent with the Company's strategic focus on its core radiopharmaceutical and specialty contract manufacturing businesses.

About DRAXIS Health Inc.

DRAXIS Health Inc. is a specialty pharmaceutical company focussed in two core business units - the development, production, marketing and distribution of radiopharmaceutical products (DRAXIMAGE Inc.) and the provision of contract pharmaceutical manufacturing services, specializing in the production of sterile injectable liquids and freeze-dried products (DRAXIS Pharma Inc.).

EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.


FOR FURTHER INFORMATION PLEASE CONTACT:

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
FOR DRAXIS HEALTH INC. IN CANADA:         FOR DRAXIS HEALTH INC. IN THE UNITED STATES:
Jerry Ormiston                            Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                        The Investor Relations Group
Phone: 877-441-1984                       Phone:  212-825-3210
Fax:   905-677-5494                       Fax:    212-825-3229
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